October 19, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Deborah Skeens
Senior Counsel

Re:	Nuveen Dividend Advantage Municipal Fund 3
(the “Registrant” or the “Acquiring Fund”);
File No. 333-206628

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 9, 2015, with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on October 2, 2015 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Municipal Advantage Fund, Inc. (“Municipal Advantage”), Nuveen Premium Income Municipal Fund 4, Inc. (“Premium Income”) and Nuveen Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and together with Municipal Advantage and Premium Income, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and the Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant filed Pre-effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 on October 16, 2015 to address the comments of the staff.

(1)	Comment: Please either confirm supplementally that shareholders of the Acquiring Fund will receive at least 60 days prior notice as required by Rule 35d-1(a)(2) under the 1940 Act of the change to the Acquiring Fund’s 80% non-fundamental investment policy regarding credit quality or revise the disclosure to accurately reflect the Acquiring Fund’s 80% investment policy.

Response: In accordance with Rule 35d-1(a)(4), as a “tax-exempt fund” the Acquiring Fund has a fundamental policy to invest, under normal circumstances, at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal income taxes. As disclosed in the Registration Statement (see, e.g., page 6), this policy will remain in place under the Acquiring Fund’s new investment mandate.

Given that the Acquiring Fund’s fundamental policy regarding investment in municipal securities is not changing, the Acquiring Fund does not believe Rule 35d-1(a)(2) requires the provision to shareholders of 60 days prior notice of the change in its non-fundamental investment policies regarding credit quality. The Acquiring fund disseminated information regarding these policy changes by press release dated August 26, 2015. Additional information regarding these policy changes were posted to the website of the Acquiring Fund and will be included in the next shareholder report.

(2)	Comment: In the second bullet in the Q&A “What are the anticipated benefits of the proposed Reorganizations and the adoption of an expanded investment mandate of the combined fund?” and elsewhere in the Registration Statement, please clarify whether the reference to “[a] more attractive yield and risk profile versus other national municipal closed-end funds in the marketplace . . .” is intended to compare the Acquiring Fund to national municipal closed-end funds that invest in securities of any particular credit quality.

U.S. Securities and Exchange Commission

October 19, 2015

Response: In reviewing the proposed Reorganizations and investment policy changes, the Board was given comparative information for funds investing in both investment-grade and lower-rated securities. However, the Registrant has revised the disclosure to remove the concept of comparing the combined fund’s yield and risk profile to those of other national municipal closed-end funds in the marketplace.

(3)	Comment: With reference to the Q&A, “What will happen if the required shareholder approvals are not obtained?” and similar statements elsewhere in the Registration Statement, please explain supplementally to the staff why the consent of the holders of VRDP Shares of the Target Funds is not required in order for the Reorganizations to occur.

Response: With respect to the Target Funds, the Agreement and Plan of Reorganization must be approved by a vote of each Fund’s common shareholders and preferred shareholders, voting together as a single class, and by each Fund’s preferred shareholders, voting separately. In addition, the liquidity providers with respect to the VRDP Shares of the Target Funds have certain consent rights pursuant the agreements governing the liquidity of the VRDP Shares.

(4)	Comment: In the Notice of Special Meeting of Shareholders, please clarify that common shareholders of the Acquiring Fund do not need to vote to approve Proposal No. 1.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(5)	Comment: For the staff’s information, please explain the legal basis for including the disclosure captioned “Important Note Regarding Forward-Looking Statements” in the Registration Statement.

Response: The Registrant has removed the disclosure.

(6)	Comment: On page 9, under the caption “Credit Quality,” please prominently disclose that the information provided for the Acquiring Fund does not reflect the Acquiring Fund’s new investment mandate.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(7)	Comment: On pages 9-10, under the caption “Leverage,” please disclose whether the Acquiring Fund’s new investment mandate will impact the Acquiring Fund’s use of leverage.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(8)	Comment: On page 13 of the Registration Statement, and elsewhere, please remove the reference to the new fund-level fee schedule including a greater reduction in the fund-level management fee rate at $2 billion in assets under management.

Response: The Registrant has removed the disclosure in response to the staff’s comment.

(9)	Comment: Please revise the Comparative Fee Table and the Example to remove the effect of the fee waiver, which provides varying levels of expense reduction during the period of its effectiveness. Also, for the staff’s information, please explain supplementally how the weighted-average value of the fee waiver equals 0.05%.

Response: In response to the staff’s comment, the Registrant has revised the Comparative Fee Table and the Example to remove the effect of the fee waiver.

For the information of the staff, and as described in footnote 6 to the Comparative Fee Table included in Amendment No. 1, the fee waiver will provide varying levels of expense reduction during the one-year period it is in effect. The weighted average value of the fee waiver during the one-year period during which it will be effective will be 0.03125% of Managed Assets (emphasis added). The fee table, however, is required to be presented as a percentage of assets attributable to common shares. The weighted average value of the fee waiver, expressed as a percentage of assets attributable to common shares and rounded to the nearest basis point, is approximately 0.05%.

U.S. Securities and Exchange Commission

October 19, 2015

(10)	Comment: For the staff’s information, please confirm whether the substantial revision of “Tender Option Bond Regulatory Risk” and “Inverse Floating Rate Securities Risk” in the Risk Factors section indicates that the Acquiring Fund will increase its investments in such instruments following the Reorganizations and, if so, please add disclosure in the Q&A section and elsewhere in the document highlighting such increase.

Response: The revised disclosure reflects standard changes across all of the Nuveen Funds as a result of changes in the TOB marketplace in response to the Volcker Rule.

(11)	Comment: On page 29, under the caption “Multiple Series Risk,” please add a cross reference directing shareholders to the sections of the Joint Proxy Statement/Prospectus where the terms of the various preferred shares of the Funds are described.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(12)	Comment: On page 37, under the caption “Terms of the Reorganizations,” please remove the statement to the effect that the summary of the Agreement is U.S. Securities and Exchange Commission qualified in its entirety by reference to the full text of the Agreement attached to the Joint Proxy Statement/Prospectus as Appendix A.

Response: The Registrant has removed the disclosure in response to the staff’s comment.

(13)	Comment: On page 55, under the caption “Description of VRDP Shares to Be Issued by the Acquiring Fund,” please review the revised fourth sentence in the third full paragraph to determine whether any revisions or clarifications may be necessary.

Response: The Registrant confirms that the revised sentence is accurate. However, the Registrant has made certain minor revisions to add clarity to the disclosure in response to the staff’s comment.

(14)	Comment: On page 103, under the caption “Expenses of Proxy Solicitation,” please disclose the costs of the solicitation payable by the Funds.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt